Exhibit (d.19)

FORM OF

AMENDED AND RESTATED EXPENSE CAP/REIMBURSEMENT AGREEMENT

This Agreement is entered into as of the 2nd day of November, 2012 between Frontegra Asset Management, Inc. (the “Adviser”) and Frontegra Funds, Inc. (the “Corporation”), on behalf of the Frontegra Netols Small Cap Value Fund, Frontegra HEXAM Emerging Markets Fund and Frontegra Phocas Small Cap Value Fund (collectively the “Funds” and individually a “Fund”).

WHEREAS, the Adviser desires to contractually agree to waive a portion of its advisory fee or reimburse certain of the Funds’ operating expenses to ensure that the Funds’ total operating expenses do not exceed the levels described below.

WHEREAS, this Agreement amends and restates all prior expense cap/reimbursement agreements and amendments thereto between the Adviser and the Funds.

NOW THEREFORE, the parties agree as follows:

The Adviser agrees that, for the term of this Agreement, it will reduce its compensation as provided for in the Investment Advisory Agreement between the Corporation on behalf of the Funds and the Adviser and/or assume expenses for the Funds to the extent necessary to ensure that each Fund’s total operating expenses, excluding taxes, interest, brokerage commissions and other costs relating to portfolio securities transactions (including the costs, fees and expenses associated with the Funds’ investments in other investment companies) and other extraordinary expenses, do not exceed the following percentages on an annual basis of the average daily net assets attributable to the Funds’ Institutional Class, Common and Class Y shares, as applicable:

	Institutional Class	Common	Class Y

Frontegra Netols Small Cap Value Fund	1.10%	n/a	1.50%

Frontegra HEXAM Emerging Markets Fund	n/a	1.30%	n/a

Frontegra Phocas Small Cap Value Fund	1.10%	n/a	n/a

The Adviser shall be entitled to recoup such amounts from a Fund for a period of up to three (3) years from the date the Adviser reduced its compensation and/or assumed expenses for that Fund.

This Agreement shall continue in effect until October 31, 2013.  Thereafter this Agreement shall automatically continue thereafter for successive renewal terms of one year each, unless either party notifies the other party of its desire to terminate this Agreement prior to such renewal.

FRONTEGRA ASSET MANAGEMENT, INC.

By:

William D. Forsyth III

President

FRONTEGRA FUNDS, INC.

By:

William D. Forsyth III

President